FIRST CLASS NAVIGATION CORPORATION
22 Ethnikis Antistaseos Street
Halandri 15232, Athens, Greece

July 1, 2008

VIA TELECOPY (202) 772-9206

Mr. John D. Reynolds
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3651

RE:    First Class Navigation Corporation (the “Company”)
       Registration Statement on Form F-1
       File No. 333-148569 (the “Registration Statement”)

Dear Mr. Reynolds:

On June 30, 2008, the Company requested acceleration of the effective date and time of the Registration Statement to 3:30 p.m. on July 1, 2008. The Company hereby withdraws such request until further notice.

Very truly yours,

FIRST CLASS NAVIGATION CORPORATION

By:	/s/ Dimitrios J. Souravlas
	Name:	Dimitrios J. Souravlas
	Title:	Chief Executive Officer